Exhibit 12.1
Allegheny Technologies Incorporated
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)
(Unaudited)

	Six Months Ended
	June 30, 2015
Loss from continuing operations before income tax benefit and cumulative effect of change in accounting principle	$(1.0)
Income recognized on less than fifty percent owned persons	(0.1)
Noncontrolling interest in the income of subsidiary with fixed charges	(5.1)
	$(6.2)
Fixed Charges:
Interest expense	$53.3
Portion of rents deemed to be interest	3.8
Capitalized interest	1.0
Amortization of debt expense	0.8
Fixed charges excluding capitalized interest	58.9
Earnings adjustments:
Capitalized interest	(1.0)
Earnings, as adjusted	$51.7
Ratio of earnings to fixed charges	—	(1)

(1) For the six months ended June 30, 2015, fixed charges exceeded earnings by $7.2 million.